SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

POST-TAX OPERATING PROFIT BASED ON LONGER-TERM INVESTMENT RETURNS

Results analysis by business area
		2015 £m	2014 £m
	Note		note (iii)
Asia operations
New business	3	1,490	1,162
Business in force	4	831	738
Long-term business		2,321	1,900
Eastspring Investments		101	78
Total		2,422	1,978
US operations
New business	3	809	694
Business in force	4	999	834
Long-term business		1,808	1,528
Broker-dealer and asset management		7	6
Total		1,815	1,534
UK operations*
New business	3	318	259
Business in force	4	545	476
Long-term business		863	735
General insurance commission		22	19
Total UK insurance operations		885	754
M&G		358	353
Prudential Capital		18	33
Total		1,261	1,140
Other income and expenditurenote (i)		(566)	(531)
Solvency II and restructuring costsnote (ii)		(51)	(36)
Results of the sold PruHealth and PruProtect businesses		-	11
Operating profit based on longer-term investment returns		4,881	4,096

Analysed as profit (loss) from:
New business*	3	2,617	2,115
Business in force*	4	2,375	2,048
Long-term business*		4,992	4,163
Asset management		484	470
Other results		(595)	(537)
		4,881	4,096
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses which is shown separately.

Notes
(i)
EEV basis other income and expenditure represents the post-tax IFRS basis result less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 13(a)(vii)) and an adjustment for the shareholders’ share of the pension costs attributable to the with-profits business.

(ii)
Solvency II and restructuring costs comprise the net of tax charge recognised on an IFRS basis and the additional amount recognised on the EEV basis for the shareholders’ share incurred by the PAC with-profits fund.

(iii)	The comparative results have been prepared using previously reported average exchange rates for the year.

Basic earnings per share
		2015	2014
Based on post-tax operating profit including longer-term investment returns (in pence)		191.2p	160.7p
Based on post-tax profit attributable to equity holders of the Company (in pence)		154.8p	170.4p
Average number of shares (millions)		2,553	2,549
POST-TAX SUMMARISED CONSOLIDATED INCOME STATEMENT

	Note	2015 £m	2014 £m
Asia operations		2,422	1,978
US operations		1,815	1,534
UK operations*		1,261	1,140
Other income and expenditure		(566)	(531)
Solvency II and restructuring costs		(51)	(36)
Results of the sold PruHealth and PruProtect businesses		-	11
Operating profit based on longer-term investment returns		4,881	4,096
Short-term fluctuations in investment returns	5	(1,208)	763
Effect of changes in economic assumptions	6	57	(369)
Mark to market value movements on core borrowings		221	(187)
Gain on sale of PruHealth and PruProtect**		-	44
Costs of domestication of Hong Kong branch		-	(4)
Total non-operating (loss) profit		(930)	247
Profit for the year attributable to equity holders of the Company		3,951	4,343
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses which is shown separately.
**	In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited resulting in a gain of £44 million in 2014.

MOVEMENT IN SHAREHOLDERS' EQUITY
	Note	2015 £m	2014 £m
Profit for the year attributable to equity shareholders		3,951	4,343
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges		244	737
Dividends		(974)	(895)
New share capital subscribed		7	13
Shareholders' share of actuarial and other gains and losses on defined benefit
pension schemes		25	(11)
Reserve movements in respect of share-based payments		39	106
Treasury shares		(18)	(54)
Mark to market value movements on Jackson assets backing surplus and required capital		(76)	77
Net increase in shareholders’ equity	9	3,198	4,316
Shareholders’ equity at beginning of year:
As previously reported	9	29,161	24,856
Effect of the domestication of Hong Kong branch on 1 January 2014*		-	(11)
		29,161	24,845
Shareholders’ equity at end of year	9	32,359	29,161
*
On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The overall EEV basis effect of £(11) million represents the cost of holding higher required capital levels in the stand-alone Hong Kong shareholder-backed long-term insurance business.

Comprising:	31 Dec 2015 £m	31 Dec 2014 £m
Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
note 9
Asia operations	13,876	306	14,182	12,545	274	12,819
US operations	9,487	182	9,669	8,379	157	8,536
UK insurance operations	9,647	22	9,669	8,433	19	8,452
M&G	-	1,774	1,774	-	1,572	1,572
Prudential Capital	-	70	70	-	74	74
Other operations	-	(3,005)	(3,005)	-	(2,292)	(2,292)
Shareholders’ equity at end of year	33,010	(651)	32,359	29,357	(196)	29,161

Representing:
Net assets excluding acquired goodwill and holding company net borrowings	32,777	866	33,643	29,124	1,542	30,666
Acquired goodwill	233	1,230	1,463	233	1,230	1,463
Holding company net borrowings at market valuenote 7	-	(2,747)	(2,747)	-	(2,968)	(2,968)
33,010	(651)	32,359	29,357	(196)	29,161
SUMMARY STATEMENT OF FINANCIAL POSITION

Note	31 Dec 2015 £m	31 Dec 2014 £m
Total assets less liabilities, before deduction for insurance funds	340,666	326,633
Less insurance funds:*
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds	(327,711)	(314,822)
Less shareholders’ accrued interest in the long-term business	19,404	17,350
(308,307)	(297,472)
Total net assets	9	32,359	29,161

Share capital	128	128
Share premium	1,915	1,908
IFRS basis shareholders’ reserves	10,912	9,775
Total IFRS basis shareholders’ equity	9	12,955	11,811
Additional EEV basis retained profit	9	19,404	17,350
Total EEV basis shareholders’ equity (excluding non-controlling interests)	9	32,359	29,161
*	Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share

	31 Dec 2015	31 Dec 2014
Based on EEV basis shareholders’ equity of £32,359 million (2014: £29,161 million) (in pence)	1,258p	1,136p
Number of issued shares at year end (millions)	2,572	2,568

Annualised return on embedded value*	17%	16%
*	Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders’ equity.

NOTES ON THE EEV BASIS RESULTS

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004, subsequently supplemented by Additional Guidance on EEV Disclosure issued in October 2005. The impact of Solvency II is not reflected in these results in line with the guidance issued by the CFO Forum in October 2015 (see note 15 for further details). Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The auditors have reported on the 2015 EEV basis results supplement to the Company’s statutory accounts for 2015.  Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006. Except for the change in presentation of the operating results for UK operations to show separately the contribution from the sold PruHealth and PruProtect businesses and the presentation of Prudential Capital as a separate segment, the 2014 results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2014. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 13.

2 Results analysis by business area

The 2014 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2014 CER comparative results are translated at 2015 average exchange rates.

Annual premium and contribution equivalents (APE) note 16

		2015 £m	2014 £m		% change
	Note		AER	CER	AER	CER
Asia operations		2,853	2,237	2,267	28%	26%
US operations		1,729	1,556	1,677	11%	3%
UK operations*		1,025	834	834	23%	23%
Total*	3	5,607	4,627	4,778	21%	17%
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Post-tax operating profit
		2015 £m	2014 £m		% change
	Note		AER	CER	AER	CER
Asia operations
New business	3	1,490	1,162	1,168	28%	28%
Business in force	4	831	738	735	13%	13%
Long-term business		2,321	1,900	1,903	22%	22%
Eastspring Investments		101	78	79	29%	28%
Total		2,422	1,978	1,982	22%	22%
US operations
New business	3	809	694	748	17%	8%
Business in force	4	999	834	899	20%	11%
Long-term business		1,808	1,528	1,647	18%	10%
Broker-dealer and asset management		7	6	7	17%	-
Total		1,815	1,534	1,654	18%	10%
UK operations*
New business	3	318	259	259	23%	23%
Business in force	4	545	476	476	14%	14%
Long-term business		863	735	735	17%	17%
General insurance commission		22	19	19	16%	16%
Total UK insurance operations		885	754	754	17%	17%
M&G		358	353	353	1%	1%
Prudential Capital		18	33	33	(45)%	(45)%
Total		1,261	1,140	1,140	11%	11%
Other income and expenditure		(566)	(531)	(531)	(7)%	(7)%
Solvency II and restructuring costs		(51)	(36)	(36)	(42)%	(42)%
Results of the sold PruHealth and PruProtect businesses		-	11	11	(100)%	(100)%
Operating profit based on longer-term investment returns		4,881	4,096	4,220	19%	16%

Analysed as profit (loss) from:
New business*	3	2,617	2,115	2,175	24%	20%
Business in force*	4	2,375	2,048	2,110	16%	13%
Total long-term business*		4,992	4,163	4,285	20%	16%
Asset management		484	470	472	3%	3%
Other results		(595)	(537)	(537)	(11)%	(11)%
		4,881	4,096	4,220	19%	16%
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses, which is shown separately.

Post-tax profit

		2015 £m	2014 £m		% change
	Note		AER	CER	AER	CER
Operating profit based on longer-term investment returns		4,881	4,096	4,220	19%	16%
Short-term fluctuations in investment returns	5	(1,208)	763	771	(258)%	(257)%
Effect of changes in economic assumptions	6	57	(369)	(389)	115%	115%
Other non-operating profit (loss)		221	(147)	(147)	250%	250%
Total non-operating (loss) profit		(930)	247	235	(477)%	(496)%
Profit for the year attributable to shareholders		3,951	4,343	4,455	(9)%	(11)%

Basic earnings per share (in pence)

	2015		2014				% change
			AER		CER		AER	CER
Based on post-tax operating profit including longer-term investment returns	191.2	p	160.7	p	165.6	p	19%	15%
Based on post-tax profit	154.8	p	170.4	p	174.8	p	(9)%	(11)%

3 Analysis of new business contribution

(i)	Group summary

	2015
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin
				APE	PVNBP
	£m	£m	£m	%	%
	note 16	note 16	note
Asia operationsnote (ii)	2,853	15,208	1,490	52	9.8
US operations	1,729	17,286	809	47	4.7
UK insurance operations	1,025	9,069	318	31	3.5
Total	5,607	41,563	2,617	47	6.3

	2014
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin
				APE	PVNBP
	£m	£m	£m	%	%
	note 16	note 16	note
Asia operationsnote (ii)	2,237	12,331	1,162	52	9.4
US operations	1,556	15,555	694	45	4.5
UK insurance operations*	834	7,305	259	31	3.5
Total*	4,627	35,191	2,115	46	6.0
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Note
The increase in new business contribution of £502 million from £2,115 million for 2014 to £2,617 million for 2015 comprises an increase on a CER basis of £442 million and an increase of £60 million for foreign exchange effects. The increase of £442 million on the CER basis comprises a contribution of £377 million for higher sales volumes, a £21 million effect of higher long-term interest rates (generated by the active basis of setting economic assumptions) (analysed as Asia £(2) million, US £20 million and UK £3 million) and a £44 million impact of pricing, product and other actions.

(ii)	Asia operations – new business contribution by territory

	2015 £m	2014 £m
		AER	CER
China	30	27	29
Hong Kong	835	405	436
India	18	12	12
Indonesia	229	296	282
Korea	8	11	11
Taiwan	28	29	30
Other	342	382	368
Total Asia operations	1,490	1,162	1,168

4 Operating profit from business in force

(i) Group summary

	2015 £m
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	749	472	488	1,709
Effect of changes in operating assumptions	12	115	55	182
Experience variances and other items	70	412	2	484
Total	831	999	545	2,375

	2014 £m
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	648	382	410	1,440
Effect of changes in operating assumptions	52	86	-	138
Experience variances and other items	38	366	66	470
Total	738	834	476	2,048

Note
The movement in operating profit from business in force of £327 million from £2,048 million for 2014 to £2,375 million for 2015 comprises:

2015 £m
Increase in unwind of discount and other expected returns:
Effects of changes in:
Interest rates	6
Foreign exchange	22
Growth in opening value and other items	241
269
Year-on-year change in effects of operating assumptions, experience variances and other items	58
Net increase in operating profit from business in force	327

(ii) Asia operations

	2015 £m	2014 £m
Unwind of discount and other expected returnsnote (a)	749	648
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	63	27
Persistency and withdrawalsnote (c)	(46)	(17)
Expense	(1)	(5)
Othernote (d)	(4)	47
	12	52
Experience variances and other items:
Mortality and morbiditynote (e)	58	23
Persistency and withdrawalsnote (f)	20	44
Expensenote (g)	(32)	(27)
Other including development expenses	24	(2)
	70	38
Total Asia operations	831	738

Notes
(a)
The increase in unwind of discount and other expected returns of £101 million from £648 million for 2014 to £749 million for 2015 comprises an effect of £119 million for the growth in the opening in-force value, partially offset by a £(10) million decrease from changes in interest rates and an £(8) million decrease for foreign exchange effects.

(b)
The 2015 credit of £63 million for mortality and morbidity assumptions mainly reflects the effect of lower projected mortality rates for traditional and linked business in Malaysia. The 2014 credit of £27 million reflected a number of offsetting items, including the effect of reduced projected mortality rates in Hong Kong.

(c)
The 2015 charge of £(46) million for persistency assumption changes comprises positive and negative contributions from our various operations, with positive persistency updates on health and protection products being more than offset by negative effects for unit-linked business. The 2014 charge of £(17) million mainly reflected increased partial withdrawal assumptions on unit-linked business in Korea.

(d)	The 2014 credit of £47 million for other assumption changes reflected a number of offsetting items, including modelling improvements and those arising from asset allocation changes in Hong Kong.
(e)	The positive mortality and morbidity experience variance in 2015 of £58 million (2014: £23 million) mainly reflects better than expected experience in Hong Kong and Indonesia.
(f)	The positive £20 million for persistency and withdrawals experience in 2015 (2014: £44 million) is driven mainly by favourable experience in Hong Kong.
(g)
The expense experience variance in 2015 is negative £(32) million (2014: £(27) million). The variance principally arises in operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and from short-term overruns in India.

(iii) US operations

	2015 £m	2014 £m
Unwind of discount and other expected returnsnote (a)	472	382
Effect of changes in operating assumptions:
Persistencynote (b)	139	55
Other	(24)	31
	115	86
Experience variances and other items:
Spread experience variancenote (c)	149	192
Amortisation of interest-related realised gains and lossesnote (d)	70	56
Othernote (e)	193	118
	412	366
Total US operations	999	834

Notes
(a)
The increase in unwind of discount and other expected returns of £90 million from £382 million for 2014 to £472 million for 2015 comprises a £56 million effect for the underlying growth in the in-force book, a £30 million foreign currency translation effect, and a £4 million impact of the 10 basis points increase in US 10-year treasury rates.

(b)
The credit of £139 million in 2015 (2014: £55 million) for persistency assumption changes principally relates to reduced lapse rates for variable annuity business to more closely align to recent experience.

(c)
The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 14 (ii)). The spread experience variance in 2015 of £149 million (2014: £192 million) includes the positive effect of transactions previously undertaken to more closely match the overall asset and liability duration. The reduction compared to the prior year reflects the effects of declining yields in the portfolio caused by the prolonged low interest rate environment.

(d)
The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the year when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(e)
Other experience variances of £193 million in 2015 (2014: £118 million) include the effects of positive persistency experience and other favourable experience variances. The 2015 result benefits from higher levels of tax relief from prior period adjustments.

(iv)	UK insurance operations

	2015 £m	2014 £m
Unwind of discount and other expected returnsnote (a)	488	410
Reduction in future UK corporate tax ratenote (b)	55	-
Othernote (c)	2	66
Total UK insurance operations	545	476

Notes
(a)
The increase in unwind of discount and other expected returns of £78 million from 2014 of £410 million to £488 million for 2015 comprises an effect of £66 million reflecting the underlying growth in the in-force book and a £12 million effect of the 20 basis points increase in gilt yields.

(b)
The £55 million credit in 2015 for the change in UK corporate tax rates reflects the beneficial effect of applying lower corporation tax rates (note 14) to future life profits from in-force business in the UK.

(c)	Other items of £2 million (2014: £66 million) comprise the following:

	2015 £m	2014 £m
Longevity reinsurancenote (d)	(134)	(8)
Impact of specific management actions in second half of 2015 ahead of Solvency IInote (e)	75	-
Other itemsnote (f)	61	74
	2	66

(d)
During 2015 we extended our longevity reinsurance programme to cover an additional £6.4 billion of annuity liabilities at a net cost of £(134) million. Of this total, some £4.8 billion was transacted in the second half of 2015 at a net cost of £(88) million.

(e)	The £75 million benefit arose from the specific management actions taken in the second half of 2015 to position the balance sheet more efficiently under the new Solvency II regime.
(f)	The credit of £61 million for 2015 comprises assumption updates and experience variances for mortality, expense, persistency and other items.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the year arise as follows:

(i) Group summary

	2015 £m	2014 £m
Asia operationsnote (ii)	(206)	439
US operationsnote (iii)	(753)	(166)
UK insurance operationsnote (iv)	(194)	583
Other operationsnote (v)	(55)	(93)
Total	(1,208)	763

(ii) Asia operations
The short-term fluctuations in investment returns for Asia operations comprise:
	2015 £m	2014 £m
Hong Kong	(144)	178
Indonesia	(53)	35
Singapore	(104)	92
Taiwan	44	23
Other	51	111
Total Asia operationsnote	(206)	439

Note
For 2015, the charge of £(144) million in Hong Kong, £(53) million in Indonesia and £(104) million in Singapore principally arise from unrealised losses on bonds backing surplus assets driven by increases in long-term interest rates (as shown in note14(i)) and from the effect of falls in equity markets in the region. The credit of £44 million in Taiwan arises from unrealised gains on bonds following the decrease in long-term interest rates.

(iii) US operations
The short-term fluctuations in investment returns for US operations comprise:
	2015 £m	2014 £m
Investment return related experience on fixed income securitiesnote (a)	(17)	31
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity and other itemsnote (b)	(736)	(197)
Total US operations	(753)	(166)

Notes
(a)	The (charge) credit relating to fixed income securities comprises the following elements:
–	the impact on portfolio yields of changes in the asset portfolio in the year;
–	the excess of actual realised gains and losses over the amortisation of interest-related realised gains and losses recorded in the profit and loss account; and
–	credit experience (versus the longer-term assumption).
(b)	This item reflects the net impact of:
–	changes in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
–	related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options, and other items.

(iv) UK insurance operations
The short-term fluctuations in investment returns for UK insurance operations comprise:

	2015 £m	2014 £m
Shareholder-backed annuitynote (a)	(88)	310
With-profits, unit-linked and othernote (b)	(106)	273
Total UK insurance operations	(194)	583

Notes
(a)	Short-term fluctuations in investment returns for shareholder-backed annuity business comprise:
–	(losses) gains on surplus assets compared to the expected long-term rate of return reflecting (increases) reductions in corporate bond and gilt yields;
–	the difference between actual and expected default experience; and
–	the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.
(b)
The £(106) million fluctuation in 2015 for with-profits, unit-linked and other business represents the impact of achieving a 3.1 per cent pre-tax return on the with-profits fund (including unallocated surplus) compared to the assumed rate of return of 5.4 per cent (2014: total return of 9.5 per cent compared to assumed rate of 5.0 per cent). This line also includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK’s with-profits sub-fund entered into to protect future shareholder with-profit transfers from  declines in the UK equity market.

(v) Other operations
Short-term fluctuations in investment returns for other operations of £(55) million (2014: £(93) million) include unrealised value movements on investments held outside our main life operations.

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in the profit for the year arise as follows:

(i) Group summary

	2015 £m	2014 £m
Asia operationsnote (ii)	(148)	(269)
US operationsnote (iii)	109	(77)
UK insurance operationsnote (iv)	96	(23)
Total	57	(369)

(ii) Asia operations
The effect of changes in economic assumptions for Asia operations comprises:

	2015 £m	2014 £m
Hong Kong	100	(121)
Indonesia	(15)	25
Malaysia	(30)	11
Singapore	(50)	(42)
Taiwan	(97)	(21)
Other	(56)	(121)
Total Asia operationsnote	(148)	(269)

Note
The negative 2015 effect in Malaysia, Indonesia and Singapore reflects the impact of valuing future health and protection profits at higher discount rates, driven by the increase in long-term interest rates in these countries (see note 14(i)). The negative effect in Taiwan is driven by a decrease in fund earned rates reflecting the decline in long-term interest rates and changes to the asset portfolio mix. The positive impact in Hong Kong is driven by the effect of higher assumed future fund earned rates for participating business.

(iii)  US operations
The effect of changes in economic assumptions for US operations comprises:

	2015 £m	2014 £m
Variable annuity business	104	(228)
Fixed annuity and other general account business	5	151
Total US operationsnote	109	(77)

Note
For 2015, the credit of £109 million mainly reflects the increase in the assumed separate account return and reinvestment rates for variable annuity business, following the 10 basis points increase in the US treasury rate (2014: decrease of 90 basis points), resulting in higher projected fee income and a decrease in projected benefit costs.

(iv)	UK insurance operations
The effect of changes in economic assumptions for UK insurance operations comprises:

	2015 £m	2014 £m
Shareholder-backed annuity businessnote (a)	(56)	352
With-profits and other businessnote (b)	152	(375)
Total UK insurance operations	96	(23)

Notes
(a)
For shareholder-backed annuity business the overall negative (2014: positive) effect reflects the change in the present value of projected spread income arising mainly from the increase (2014: reduction) in the risk discount rates as shown in note 14(iii).

(b)
The credit of £152 million in 2015 reflects the net effect of changes in fund earned rates and risk discount rates (as shown in note 14 (iii)), driven by the 20 basis points increase in gilt rates (2014: decrease of 130 basis points), together with the impact from changes in the composition of the asset portfolio.

7 Net core structural borrowings of shareholder-financed operations

	31 Dec 2015 £m			31 Dec 2014 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(2,173)	-	(2,173)	(1,480)	-	(1,480)
Core structural borrowings – central fundsnote	4,567	353	4,920	3,869	579	4,448
Holding company net borrowings	2,394	353	2,747	2,389	579	2,968
Core structural borrowings – Prudential Capital	275	-	275	275	-	275
Core structural borrowings – Jackson	169	55	224	160	42	202
Net core structural borrowings of shareholder-financed operations	2,838	408	3,246	2,824	621	3,445
*	Including central finance subsidiaries.

Note
In June 2015, the Company issued core structural borrowings of £600 million 5.00 per cent subordinated notes due in 2055. The proceeds, net of discount adjustment and costs, were £590 million.

8 Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles. Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders’ equity.

(i) Underlying free surplus generated
The 2014 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2014 CER comparative results are translated at 2015 average exchange rates.

	2015 £m	2014 £m		% change
		AER	CER	AER	CER
Asia operations
Underlying free surplus generated from in-force life business	985	860	851	15%	16%
Investment in new businessnotes (ii)(a), (ii)(g)	(413)	(346)	(352)	(19)%	(17)%
Long-term business	572	514	499	11%	15%
Eastspring Investmentsnote (ii)(b)	101	78	79	29%	28%
Total	673	592	578	14%	16%
US operations
Underlying free surplus generated from in-force life business	1,426	1,191	1,284	20%	11%
Investment in new businessnote (ii)(a)	(267)	(187)	(201)	(43)%	(33)%
Long-term business	1,159	1,004	1,083	15%	7%
Broker-dealer and asset managementnote (ii)(b)	7	6	7	17%	-
Total	1,166	1,010	1,090	15%	7%
UK insurance operations*
Underlying free surplus generated from in-force life business	878	637	637	38%	38%
Investment in new businessnote (ii)(a)	(65)	(65)	(65)	-	-
Long-term business	813	572	572	42%	42%
General insurance commissionnote (ii)(b)	22	19	19	16%	16%
Total	835	591	591	41%	41%
M&Gnote (ii)(b)	358	353	353	1%	1%
Prudential Capitalnote (ii)(b)	18	33	33	(45)%	(45)%
Underlying free surplus generated	3,050	2,579	2,645	18%	15%

Representing:
Long-term business:*
Expected in-force cashflows (including expected return on net assets)	2,730	2,374	2,436	15%	12%
Effects of changes in operating assumptions, operating experience variances and other operating items	559	314	336	78%	66%
Underlying free surplus generated from in-force life business	3,289	2,688	2,772	22%	19%
Investment in new businessnotes (ii)(a), (ii)(g)	(745)	(598)	(618)	(25)%	(21)%
Total long-term business*	2,544	2,090	2,154	22%	18%
Asset management and general insurance commissionnote (ii)(b)	506	489	491	3%	3%
Underlying free surplus generated	3,050	2,579	2,645	18%	15%
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

(ii) Movement in free surplus

	2015 £m			2014 £m
Long-term business and asset management operations	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
	note 10	note (b)
Underlying movement:*
Investment in new businessnotes (a), (g)	(745)	-	(745)	(598)
Business in force:
Expected in-force cash flows (including expected return on net assets)	2,730	506	3,236	2,863
Effects of changes in operating assumptions, operating experience variances and other operating items	559	-	559	314
	2,544	506	3,050	2,579
Disposal of Japan Life businessnote (h)	23	-	23	-
Gain on sale of PruHealth and PruProtect	-	-	-	130
Other non-operating itemsnote (c)	(407)	(53)	(460)	(266)
	2,160	453	2,613	2,443
Net cash flows to parent companynote (d)	(1,271)	(354)	(1,625)	(1,482)
Exchange movements, timing differences and other itemsnote (e)	560	159	719	130
Net movement in free surplus	1,449	258	1,707	1,091
Balance at beginning of year:
As previously reported	4,193	866	5,059	4,003
Effect of domestication of Hong Kong branch**	-	-	-	(35)
Balance at end of yearnote (g)	5,642	1,124	6,766	5,059

Representing:
Asia operations	1,503	245	1,748	1,560
US operations	1,567	166	1,733	1,557
UK operations	2,572	713	3,285	1,942
	5,642	1,124	6,766	5,059

Balance at beginning of year:
Asia operations	1,347	213	1,560	1,379
US operations	1,416	141	1,557	1,074
UK operations	1,430	512	1,942	1,550
	4,193	866	5,059	4,003
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative underlying movement in free surplus excludes the contribution from the sold PruHealth and PruProtect businesses.
**
On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The 2014 EEV basis results included opening adjustments arising from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements arising from the newly established subsidiaries with an overall effect of £(35) million.

Notes
(a)	Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(b)	Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders’ equity.
(c)	Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(d)	Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(e)	Exchange movements, timing differences and other items represent:
	2015 £m
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote 10	67	3	70
Mark to market value movements on Jackson assets backing surplus and required capitalnote 9	(76)	-	(76)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	14	8	22
Other itemsnote (f)	555	148	703
	560	159	719

(f)
Other items include the effect of intra-group loans, contingent loan repayments as shown in note 10(i), timing differences arising on statutory transfers and other non-cash items. For 2015, other items for long-term business include the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting.

(g)
Investment in new business includes the annual amortisation charge of amounts incurred to secure exclusive distribution rights through our bancassurance partners at a rate that reflects the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. Included within the overall free surplus balance of our Asia life entities is £287 million representing unamortised amounts incurred to secure exclusive distribution rights through bancassurance partners. These amounts exclude £971 million of Asia distribution rights intangibles that are financed by loan arrangements from central companies, the costs of which are allocated to the Asia life segment as the amortisation cost is incurred.

(h)
The credit of £23 million in free surplus in 2015 reflects the release of required capital and transfer of value of in-force business on the completion of the sale of the Japan Life business (see note 10).

9 Reconciliation of movement in shareholders’ equity

	2015 £m
	Long-term business operations				Other operations	Group Total
	Asia operations	US operations	UK insurance operations	Total long-term business operations

	note (i)				note (i)
Operating profit (based on longer-term investment returns)
Long-term business:
New businessnote 3	1,490	809	318	2,617	-	2,617
Business in forcenote 4	831	999	545	2,375	-	2,375
	2,321	1,808	863	4,992	-	4,992
Asset management	-	-	-	-	484	484
Other results	-	(1)	(28)	(29)	(566)	(595)
Operating profit based on longer-term investment returns	2,321	1,807	835	4,963	(82)	4,881
Total non-operating (loss) profit	(354)	(654)	(98)	(1,106)	176	(930)
Profit for the year	1,967	1,153	737	3,857	94	3,951
Other items taken directly to equity
Exchange movements on foreign operations and net investment hedges	(157)	510	-	353	(109)	244
Intra-group dividends (including statutory transfers) and investment in operationsnote (ii)	(472)	(465)	(215)	(1,152)	1,152	-
External dividends	-	-	-	-	(974)	(974)
Other movementsnote (iii)	(7)	(14)	692	671	(618)	53
Mark to market value movements on Jackson assets backing surplus and required capital	-	(76)	-	(76)	-	(76)
Net increase in shareholders’ equity	1,331	1,108	1,214	3,653	(455)	3,198
Shareholders' equity at beginning of year	12,312	8,379	8,433	29,124	37	29,161
Shareholders’ equity at end of year	13,643	9,487	9,647	32,777	(418)	32,359

Representing:
Statutory IFRS basis shareholders’ equity:
Net assets (liabilities)	3,723	4,154	5,118	12,995	(1,503)	11,492
Goodwill	-	-	-	-	1,463	1,463
Total IFRS basis shareholders’ equity	3,723	4,154	5,118	12,995	(40)	12,955
Additional retained profit (loss) on an EEV basisnote (iv)	9,920	5,333	4,529	19,782	(378)	19,404
EEV basis shareholders’ equity	13,643	9,487	9,647	32,777	(418)	32,359
Balance at beginning of year:
Statutory IFRS basis shareholders’ equity:
Net assets (liabilities)	3,315	4,067	3,785	11,167	(819)	10,348
Goodwill	-	-	-	-	1,463	1,463
Total IFRS basis shareholders’ equity	3,315	4,067	3,785	11,167	644	11,811
Additional retained profit (loss) on an EEV basisnote (iv)	8,997	4,312	4,648	17,957	(607)	17,350
EEV basis shareholders’ equity	12,312	8,379	8,433	29,124	37	29,161

Notes
(i)	For the purposes of the table above, goodwill of £233 million (2014: £233 million) related to Asia long-term operations is included in Other operations.
(ii)
Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. Investments in operations reflect increases in share capital. The amounts included in note 8 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, timing differences arising on statutory transfers and other non-cash items.

(iii)
Other movements include the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting, which has no overall effect on the Group’s EEV. Other movements also includes a credit of £25 million (2014: a charge of £(11) million) for the shareholders’ share of actuarial and other gains and losses on the defined benefit pension schemes.

(iv)
The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(353) million (2014: £(579) million), as shown in note 7.

10 Reconciliation of movement in net worth and value of in-force for long-term business

	2015 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	surplus	capital	worth	business	operations
	note 8			note (iii)
Group
Shareholders’ equity at beginning of year	4,193	4,556	8,749	20,375	29,124
New business contributionnote (ii)	(745)	493	(252)	2,869	2,617
Existing business – transfer to net worth	2,611	(355)	2,256	(2,256)	-
Expected return on existing businessnote 4	119	129	248	1,461	1,709
Changes in operating assumptions and experience variancesnote 4	588	88	676	(10)	666
Solvency II and restructuring costs	(29)	-	(29)	-	(29)
Operating profit based on longer-term investment returns	2,544	355	2,899	2,064	4,963
Disposal of Japan Life business	23	(48)	(25)	25	-
Other non-operating items	(407)	(216)	(623)	(483)	(1,106)
Profit from long-term business	2,160	91	2,251	1,606	3,857
Exchange movements on foreign operations and net investment hedges	67	57	124	229	353
Intra-group dividends (including statutory transfers) and investment in operationsnote (i)	(1,373)	-	(1,373)	221	(1,152)
Other movementsnote (v)	595	-	595	-	595
Shareholders’ equity at end of year	5,642	4,704	10,346	22,431	32,777

Representing:
Asia operations
Shareholders’ equity at beginning of year	1,347	1,327	2,674	9,638	12,312
New business contributionnote (ii)	(413)	124	(289)	1,779	1,490
Existing business – transfer to net worth	974	(77)	897	(897)	-
Expected return on existing businessnote 4	30	43	73	676	749
Changes in operating assumptions and experience variancesnote 4	(19)	65	46	36	82
Operating profit based on longer-term investment returns	572	155	727	1,594	2,321
Disposal of Japan Life business	23	(48)	(25)	25	-
Other non-operating items	61	(6)	55	(409)	(354)
Profit from long-term business	656	101	757	1,210	1,967
Exchange movements on foreign operations and net investment hedges	(21)	(42)	(63)	(94)	(157)
Intra-group dividends and investment in operations	(472)	-	(472)	-	(472)
Other movements	(7)	-	(7)	-	(7)
Shareholders’ equity at end of year	1,503	1,386	2,889	10,754	13,643
US operations
Shareholders’ equity at beginning of year	1,416	1,710	3,126	5,253	8,379
New business contributionnote (ii)	(267)	284	17	792	809
Existing business – transfer to net worth	1,064	(196)	868	(868)	-
Expected return on existing businessnote 4	42	49	91	381	472
Changes in operating assumptions and experience variancesnote 4	321	22	343	184	527
Solvency II and restructuring costs	(1)	-	(1)	-	(1)
Operating profit based on longer-term investment returns	1,159	159	1,318	489	1,807
Other non-operating items	(541)	(162)	(703)	49	(654)
Profit from long-term business	618	(3)	615	538	1,153
Exchange movements on foreign operations and net investment hedges	88	99	187	323	510
Intra-group dividends	(465)	-	(465)	-	(465)
Other movements	(90)	-	(90)	-	(90)
Shareholders’ equity at end of year	1,567	1,806	3,373	6,114	9,487
UK insurance operations
Shareholders’ equity at beginning of year	1,430	1,519	2,949	5,484	8,433
New business contributionnote (ii)	(65)	85	20	298	318
Existing business – transfer to net worth	573	(82)	491	(491)	-
Expected return on existing businessnote 4	47	37	84	404	488
Changes in operating assumptions and experience variancesnote 4	286	1	287	(230)	57
Solvency II and restructuring costs	(28)	-	(28)	-	(28)
Operating profit based on longer-term investment returns	813	41	854	(19)	835
Other non-operating items	73	(48)	25	(123)	(98)
Profit from long-term business	886	(7)	879	(142)	737
Intra-group dividends (including statutory transfers)note (i)	(436)	-	(436)	221	(215)
Other movementsnote (v)	692	-	692	-	692
Shareholders’ equity at end of year	2,572	1,512	4,084	5,563	9,647

Notes
(i)
For UK insurance operations, the amounts shown for intra-group dividends (including statutory transfers) in free surplus of £(436) million and in the value of in-force of £221 million include the impact of intragroup contingent loan repayments during the year. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii)	New business contribution per £1 million of free surplus invested:
	2015 £m				2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
Post-tax new business contributionnote 3	1,490	809	318	2,617	1,162	694	259	2,115
Free surplus invested in new business	(413)	(267)	(65)	(745)	(346)	(187)	(65)	(598)
Post-tax new business contribution per £1 million of free surplus invested	3.6	3.0	4.9	3.5	3.4	3.7	4.0	3.5
*	In order to show the UK long-term business on a comparable basis, the 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses.

(iii)	The value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	31 Dec 2015 £m				31 Dec 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of capital and time value of guarantees	11,280	7,355	5,817	24,452	10,168	5,914	5,756	21,838
Cost of capital	(438)	(229)	(254)	(921)	(417)	(199)	(272)	(888)
Cost of time value of guaranteesnote (iv)	(88)	(1,012)	-	(1,100)	(113)	(462)	-	(575)
Net value of in-force business	10,754	6,114	5,563	22,431	9,638	5,253	5,484	20,375

(iv)
The increase in the cost of time value of guarantees for US operations from £(462) million in 2014 to £(1,012) million in 2015 primarily relates to variable annuity business, mainly arising from the level of equity market performance.

(v)	Other movements for UK insurance operations include the effect of a classification change, as discussed in note 9(iii).

11 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2015 and 2014 totals in the tables below for the emergence of free surplus as follows:

	2015 £m	2014 £m
Required capitalnote 10	4,704	4,556
Value of in-force (VIF)note 10	22,431	20,375
Add back: deduction for cost of time value of guaranteesnote 10	1,100	575
Expected cash flow from sale of Japan Life business	-	(23)
Other itemsnote	(1,948)	(1,382)
Total	26,287	24,101

Note
‘Other items’ represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders’ interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group’s embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

		2015 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2015 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations	11,858	3,916	2,552	1,669	1,115	2,055	551
US operations	8,740	4,361	2,752	1,129	383	115	-
UK insurance operations	5,689	2,097	1,498	962	576	544	12
Total	26,287	10,374	6,802	3,760	2,074	2,714	563
	100%	40%	26%	14%	8%	10%	2%

		2014 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2014 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations	10,859	3,660	2,289	1,553	1,026	1,874	457
US operations	7,471	3,867	2,298	873	334	99	-
UK insurance operations	5,771	2,111	1,464	973	606	604	13
Total	24,101	9,638	6,051	3,399	1,966	2,577	470
	100%	40%	25%	14%	8%	11%	2%
12 Sensitivity of results to alternative assumptions

(a)           Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December and the new business contribution after the effect of required capital for 2015 and 2014 to:

—	1 per cent increase in the discount rates;
—	1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
—	1 per cent rise in equity and property yields;
—	10 per cent fall in market value of equity and property assets (embedded value only);
—	The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
—	5 basis point increase in UK long-term expected defaults; and
—	10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution
	2015 £m				2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
New business contributionnote 3	1,490	809	318	2,617	1,162	694	259	2,115
Discount rates – 1% increase	(260)	(38)	(40)	(338)	(176)	(27)	(38)	(241)
Interest rates – 1% increase	28	80	7	115	13	61	(15)	59
Interest rates – 1% decrease	(78)	(127)	(9)	(214)	(52)	(101)	19	(134)
Equity/property yields – 1% rise	73	95	20	188	46	73	12	131
Long-term expected defaults – 5 bps increase	-	-	(8)	(8)	-	-	(10)	(10)
Liquidity premium – 10 bps increase	-	-	16	16	-	-	20	20
*	In order to show the UK long-term business on a comparable basis, the 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Embedded value of long-term business operations
	31 Dec 2015 £m				31 Dec 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equitynote 9	13,643	9,487	9,647	32,777	12,312	8,379	8,433	29,124
Discount rates – 1% increase	(1,448)	(271)	(586)	(2,305)	(1,214)	(268)	(602)	(2,084)
Interest rates – 1% increase	(380)	(46)	(328)	(754)	(462)	(232)	(362)	(1,056)
Interest rates – 1% decrease	132	(93)	426	465	211	16	452	679
Equity/property yields – 1% rise	506	514	271	1,291	435	365	282	1,082
Equity/property market values – 10% fall	(246)	(411)	(373)	(1,030)	(221)	(129)	(380)	(730)
Statutory minimum capital	148	162	4	314	129	139	4	272
Long-term expected defaults – 5 bps increase	-	-	(141)	(141)	-	-	(139)	(139)
Liquidity premium – 10 bps increase	-	-	282	282	-	-	278	278

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for changes in interest rates, the effect shown above for Jackson would also be recorded within the fair value movements on assets backing surplus and required capital which are taken directly to shareholders’ equity.

(b)           Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of embedded value as at 31 December and the new business contribution after the effect of required capital for 2015 and 2014 to:

—	10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
—	10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
—	5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution

	2015 £m				2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
New business contributionnote 3	1,490	809	318	2,617	1,162	694	259	2,115
Maintenance expenses – 10% decrease	28	8	2	38	23	8	3	34
Lapse rates – 10% decrease	112	25	9	146	88	27	6	121
Mortality and morbidity – 5% decrease	50	1	(13)	38	52	2	(20)	34
Change representing effect on:
Life business	50	1	1	52	52	2	1	55
UK annuities	-	-	(14)	(14)	-	-	(21)	(21)
*	In order to show the UK long-term business on a comparable basis, the 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses.

Embedded value of long-term business operations

	31 Dec 2015 £m				31 Dec 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equitynote 9	13,643	9,487	9,647	32,777	12,312	8,379	8,433	29,124
Maintenance expenses – 10% decrease	153	80	68	301	136	71	56	263
Lapse rates – 10% decrease	508	394	75	977	422	354	67	843
Mortality and morbidity – 5% decrease	449	172	(299)	322	433	163	(347)	249
Change representing effect on:
Life business	449	172	11	632	433	163	9	605
UK annuities	-	-	(310)	(310)	-	-	(356)	(356)

13 Methodology and accounting presentation

(a) Methodology

Overview
The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:
—	the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
– the cost of locked-in required capital; and
– the time value of cost of options and guarantees;
—	locked-in required capital; and
—	the shareholders’ net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 13(b)(iii)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 13(b)(i)).

(i) Covered business
The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business, including the Group’s investments in joint venture insurance operations, for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group’s covered business are then combined with the post-tax IFRS basis results of the Group’s other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 13(a)(vii).

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group’s long-term business operations, with two exceptions:
—
the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

—
the presentational treatment of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in ‘Other’ operations.

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(ii)  Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, mortality and morbidity (as described in note 14). These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the year.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked in when the assets are purchased at the point of sale of the policy. For other business within the Group, end-of-year economic assumptions are used.

New business profitability is a key metric for the Group’s management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that, broadly speaking, are held for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation (depreciation) on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

(iii)  Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post-tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

(iv)  Financial options and guarantees

Nature of financial options and guarantees in Prudential’s long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for both years, depending on the particular product, jurisdiction where issued, and date of issue. For 2015, 87 per cent (2014: 86 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.6 per cent (2014: 2.7 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The PAC with-profits fund also held a provision on the Pillar I Peak 2 basis of £47 million at 31 December 2015 (31 December 2014: £50 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £412 million was held in SAIF at 31 December 2015 (31 December 2014: £549 million) to honour the guarantees. As described in note 13(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value). Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 14(iv), (v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:
—	Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;
—
US operations: the level of required capital has been set at 250 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

—
UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Solvency I Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(vi) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group’s Asia operations.

(vii) Internal asset management
The new business and in-force results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current year profits from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the year. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(viii) Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for the Group’s businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product-specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
—	expected long-term defaults;
—	credit risk premium (to reflect the volatility in downgrade and default levels); and
—	short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below:

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 14(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:
—
How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

—
Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for:
—
expected long-term defaults, derived as a percentage of historical default experience based on Moody’s data for the period 1970 to 2009, and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch;

—
a credit risk premium, derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody’s data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent;

—	an allowance for a 1-notch downgrade of the asset portfolio subject to credit risk; and
—	an allowance for short-term downgrades and defaults.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1-notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, shown in note 14(iii).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s businesses. For the Group’s US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group’s Asia operations in China, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(ix) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.

(x) Taxation
In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting year.

(xi) Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

(b) Accounting presentation

(i) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 13(b)(ii) below) and incorporate the following:
—	new business contribution, as defined in note 13(a)(ii);
—	unwind of discount on the value of in-force business and other expected returns, as described in note 13(b)(iii) below;
—	the impact of routine changes of estimates relating to non-economic assumptions, as described in note 13(b)(iv) below; and
—	non-economic experience variances, as described in note 13(b)(v) below.

In order to show the UK long-term business result on a comparable basis, the presentation of 2014 results has been adjusted to show the results of the sold PruHealth and PruProtect businesses separately.

Non-operating results comprise the recurrent items of:
—	short-term fluctuations in investment returns;
—	the mark to market value movements on core borrowings; and
—	the effect of changes in economic assumptions.

In addition, non-operating profit includes:
—	the effect on free surplus generated from the disposal of the Japan Life business in 2015;
—	the gain on sale of the PruHealth and PruProtect businesses in 2014; and
—	the costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(ii) Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 13(b)(iii) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-year risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end-of-year projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.

(iii) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:
—	the value of in-force business at the beginning of the year (adjusted for the effect of current period economic and operating assumption changes); and
—	required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2015  the shareholders’ interest in the smoothed surplus assets used for this purpose only, were £58 million lower (31 December 2014: £194 million lower) than the surplus assets carried in the statement of financial position.

(iv) Effect of changes in operating assumptions
Operating profit includes the effect of changes to non-economic assumptions on the value of in-force at the end of the year. For presentational purposes the effect of change is delineated to show the effect on the opening value of in-force as operating assumption changes, with the experience variance subsequently being determined by reference to the end-of-year assumptions (see note 13(b)(v) below).

(v) Operating experience variances
Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality and morbidity, expenses and other factors, which are calculated with reference to the end-of-year assumptions.

(vi) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results.

14 Assumptions

Principal economic assumptions
The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year end rates of return on government bonds. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

(i) Asia operationsnotes (b), (c)

	Risk discount rate %				10-year government bond yield %		Expected long-term Inflation %
	New business		In force
	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014	31 Dec 2015	31 Dec 2014
China	9.4	10.2	9.4	10.2	2.9	3.7	2.5	2.5
Hong Kongnotes (b), (c)	3.7	3.7	3.7	3.7	2.3	2.2	2.3	2.3
Indonesia	12.8	12.0	12.8	12.0	8.9	7.9	5.0	5.0
Korea	6.1	6.7	5.7	6.5	2.1	2.6	3.0	3.0
Malaysianote (c)	6.6	6.6	6.7	6.6	4.2	4.1	2.5	2.5
Philippines	11.3	10.8	11.3	10.8	4.6	4.0	4.0	4.0
Singaporenote (c)	4.3	4.3	5.1	5.0	2.6	2.3	2.0	2.0
Taiwan	4.0	4.2	3.9	4.1	1.0	1.6	1.0	1.0
Thailand	9.3	9.5	9.3	9.5	2.5	2.7	3.0	3.0
Vietnam	13.8	14.0	13.8	14.0	7.1	7.2	5.5	5.5
Total weighted risk discount ratenote (a)	5.9	6.9	6.4	6.6

Notes
(a)
The weighted risk discount rates for Asia operations shown above have been determined by weighting each country’s risk discount rates by reference to the post-tax EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b)	For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c)
Equity risk premiums in Asia range from 3.5 per cent to 8.6 per cent (2014: from 3.5 per cent to 8.7 per cent). The mean equity return assumptions for the most significant equity holdings of the Asia operations were:

	31 Dec 2015%	31 Dec 2014%
Hong Kong	6.3	6.2
Malaysia	10.2	10.1
Singapore	8.6	8.3

(ii) US operations

	31 Dec 2015%	31 Dec 2014%
Assumed new business spread margins:*
Fixed annuity business:**
January to June issues	1.25	1.5
July to December issues	1.5	1.5
Fixed index annuity business:
January to June issues	1.5	2.0
July to December issues	1.75	2.0
Institutional business	0.7	0.7
Allowance for long-term defaults included in projected spreadnote 13 (a)(viii)	0.24	0.25
Risk discount rate:
Variable annuity:
Risk discount rate	6.8	6.9
Additional allowance for credit risk included in risk discount ratenote 13 (a)(viii)	0.2	0.2
Non-variable annuity:
Risk discount rate	3.9	3.9
Additional allowance for credit risk included in risk discount ratenote 13 (a)(viii)	1.0	1.0
Weighted average total:
New business	6.7	6.7
In force	6.2	6.2
US 10-year treasury bond rate at end of year	2.3	2.2
Pre-tax expected long-term nominal rate of return for US equities	6.3	6.2
Expected long-term rate of inflation	2.8	2.8
Equity risk premium	4.0	4.0
S&P equity return volatilitynote (v)	18.0	18.0
*
including the proportion of variable annuity business invested in the general account and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

**	including the proportion of variable annuity business invested in the general account.

(iii) UK insurance operations

	31 Dec 2015%	31 Dec 2014%
Shareholder-backed annuity business:
Risk discount rate:note
New business	5.7	6.5
In force	7.4	6.9
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:note
New business	3.5	4.1
In force	3.5	3.2
Other business:
Risk discount rate:*
New business	5.6	5.5
In force	5.7	5.9
Pre-tax expected long-term nominal rates of investment return:
UK equities	6.4	6.2
Overseas equities	6.3 to 9.4	6.2 to 9.0
Property	5.2	4.9
15-year gilt rate	2.4	2.2
Corporate bonds	4.1	3.8
Expected long-term rate of inflation	3.1	3.0
Equity risk premium	4.0	4.0
*	The 2014 risk discount rates exclude the sold PruHealth and PruProtect businesses.

Note
For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates for new and in-force businesses reflect the effect of changes in asset yields (based on average yields for new business).

Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 13(a)(iv).

(iv)	Asia operations
—	The stochastic cost of guarantees is primarily of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations.
—	The principal asset classes are government and corporate bonds.
—	The asset return models are similar to the models as described for UK insurance operations below.
—	The volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent for both years.

(v)	US operations (Jackson)
—	Interest rates and equity returns are projected using a log-normal generator reflecting historical market data.
—	Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions.
—	The volatility of equity returns ranges from 18 per cent to 27 per cent, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for both years.

(vi) UK insurance operations
—	Interest rates are projected using a stochastic interest rate model calibrated to the current market yields.
—	Equity returns are assumed to follow a log-normal distribution.
—	The corporate bond return is calculated based on a risk-free bond return plus a mean-reverting spread.
—	Property returns are also modelled on a risk-free bond return plus a risk premium with a stochastic process reflecting total property returns.
—	The standard deviation of equities and property ranges from 15 per cent to 20 per cent for both years.

Operating assumptions

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan), and India (where the business model is being adapted as the industry continues to adjust to regulatory changes), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:
—
expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

—
expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 13(a)(x).

The local standard corporate tax rates applicable for the most significant operations are as follows:

Standard corporate tax rates	%
Asia operations:
Hong Kong	16.5*
Indonesia	25.0
Malaysia	2015: 25.0; from 2016: 24.0
Singapore	17.0
US operations	35.0
UK operations**	2015: 20.0; from 2017: 19.0; from 2020: 18.0
*	16.5 per cent on 5 per cent of premium income
**	The impact of the reductions in future UK corporate tax rates on the opening value of in-force business is £55 million as shown in note 4(iv)(b).

15 Effect of Solvency II on EEV basis results on 1 January 2016

The Solvency II framework is effective from 1 January 2016. For our operations in Asia and the US there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute profits to the Group. The EEV basis results and profile of free surplus generation for these businesses will continue to be driven by local regulatory and target capital requirements.

For the UK insurance operations Solvency II will impact the EEV results as it changes the local regulatory valuation of net worth and capital requirements, affecting  the components of the EEV and the expected profile of free surplus generation. In line with guidance provided by the CFO Forum in October 2015, the impact of Solvency II on the UK EEV has not been included in the results presented in this section. An early estimate on the likely impact of Solvency II on the EEV net worth and value of in-force business is provided in section D of the additional unaudited information.

16 New business premiums and contributionsnote (i)

	Single		Regular		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)
					note 13(a)(ii)		note 13(a)(ii)
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Group insurance operations
Asia	2,120	2,272	2,641	2,010	2,853	2,237	15,208	12,331
US	17,286	15,555	-	-	1,729	1,556	17,286	15,555
UKnote (iv)	8,463	6,681	179	166	1,025	834	9,069	7,305
Group totalnote (iv)	27,869	24,508	2,820	2,176	5,607	4,627	41,563	35,191

Asia insurance operations
Cambodia	-	-	8	3	8	3	38	16
Hong Kong	546	419	1,158	603	1,213	645	7,007	3,861
Indonesia	230	280	303	357	326	385	1,224	1,619
Malaysia	100	117	201	189	211	201	1,208	1,284
Philippines	146	121	44	39	59	51	287	248
Singapore	454	677	264	289	309	357	2,230	2,683
Thailand	69	92	88	74	95	83	422	392
Vietnam	6	4	82	61	83	61	343	247
SE Asia operations including Hong Kong	1,551	1,710	2,148	1,615	2,304	1,786	12,759	10,350
Chinanote (ii)	308	239	111	81	142	105	739	550
Korea	182	212	123	92	141	113	780	609
Taiwan	45	83	127	116	131	124	442	462
Indianote (iii)	34	28	132	106	135	109	488	360
Total Asia insurance operations	2,120	2,272	2,641	2,010	2,853	2,237	15,208	12,331
US insurance operations
Variable annuities	11,977	10,899	-	-	1,198	1,090	11,977	10,899
Elite Access (variable annuity)	3,144	3,108	-	-	314	311	3,144	3,108
Fixed annuities	477	527	-	-	48	53	477	527
Fixed index annuities	458	370	-	-	46	37	458	370
Wholesale	1,230	651	-	-	123	65	1,230	651
Total US insurance operations	17,286	15,555	-	-	1,729	1,556	17,286	15,555
UK and Europe insurance operationsnote (iv)
Individual annuities	565	1,065	-	-	57	106	565	1,065
Bonds	3,327	2,934	-	-	333	294	3,328	2,937
Corporate pensions	175	92	135	138	152	147	600	592
Individual pensions	1,185	508	32	22	150	72	1,295	595
Income drawdown	1,024	352	-	-	102	35	1,024	352
Other products	679	20	12	6	80	9	749	54
Total Retailnote (iv)	6,955	4,971	179	166	874	663	7,561	5,595
Wholesale	1,508	1,710	-	-	151	171	1,508	1,710
Total UK and Europe insurance operationsnote (iv)	8,463	6,681	179	166	1,025	834	9,069	7,305
Group totalnote (iv)	27,869	24,508	2,820	2,176	5,607	4,627	41,563	35,191

Notes
(i)
The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting year that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii)    New business in China is included at Prudential’s 50 per cent interest in the China life operation.
(iii)   New business in India is included at Prudential’s 26 per cent interest in the India life operation.
(iv)
The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude the contribution from the sold PruHealth and PruProtect businesses (APE sales of £23 million and PVNBP of £166 million), following the disposal of our 25 per cent interest in the businesses in November 2014.

Additional Unaudited Financial Information

A New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under Prudential Regulation Authority regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules A(i) to A(ix)

(1)	Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		Full year 2015*	Full year 2014*	Full year 2015 vs Full year 2014 appreciation (depreciation) of local currency against GBP*
China	Average Rate	9.61	10.15	6%
	Closing Rate	9.57	9.67	1%
Hong Kong	Average Rate	11.85	12.78	8%
	Closing Rate	11.42	12.09	6%
India	Average Rate	98.08	100.53	2%
	Closing Rate	97.51	98.42	1%
Indonesia	Average Rate	20,476.93	19,538.56	(5)%
	Closing Rate	20,317.71	19,311.31	(5)%
Malaysia	Average Rate	5.97	5.39	(10)%
	Closing Rate	6.33	5.45	(14)%
Singapore	Average Rate	2.10	2.09	(0)%
	Closing Rate	2.09	2.07	(1)%
Thailand	Average Rate	52.38	53.51	2%
	Closing Rate	53.04	51.30	(3)%
US	Average Rate	1.53	1.65	8%
	Closing Rate	1.47	1.56	6%
Vietnam	Average Rate	33,509.21	34,924.62	4%
	Closing Rate	33,140.64	33,348.46	1%
*Average rate is for the 12 month period to 31 December.

(1a)
Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b)	Insurance new business for overseas operations for 2014 has been calculated using constant exchange rates (CER).
(1c)	Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015.
(2)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to rounding. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(3)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(4)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5)	Balance Sheet figures have been calculated at the closing exchange rate.
(6)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)
Investment flows for the year exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £89,553 million (2014: £67,749 million) and net inflows of £1,066 million (2014: £10 million). Investment flows for the discrete fourth quarter exclude MMF gross inflows of £19,176 million (2014: £17,353 million) and net inflows of £304 million (2014: net outflows of £(48) million).

(9)	Excludes Curian Variable Series Trust funds (internal funds under management).
(10)	Total Group Investment Operations funds under management exclude MMF funds under management of £6,006 million at 31 December 2015 (31 December 2014: £4,801 million).
(11)
The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect APE sales of £23 million, new business profit of £11 million and PVNBP of £166 million, following the disposal of our 25 per cent interest in the businesses in November 2014.

Schedule A(i) – New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular				Annual Equivalents(2)			PVNBP(2)
	2015	2014		2015	2014			2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)		YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m			£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	2,120	2,272	(7)%	2,641	2,010	31%		2,853	2,237	28%	15,208	12,331	23%
US(1a)	17,286	15,555	11%	-	-	N/A		1,729	1,556	11%	17,286	15,555	11%
UK(11)	8,463	6,681	27%	179	166	8%		1,025	834	23%	9,069	7,305	24%
Group Total (11)	27,869	24,508	14%	2,820	2,176	30%	-	5,607	4,627	21%	41,563	35,191	18%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	8	3	167%		8	3	167%	38	16	138%
Hong Kong	546	419	30%	1,158	603	92%		1,213	645	88%	7,007	3,861	81%
Indonesia	230	280	(18)%	303	357	(15)%		326	385	(15)%	1,224	1,619	(24)%
Malaysia	100	117	(15)%	201	189	6%		211	201	5%	1,208	1,284	(6)%
Philippines	146	121	21%	44	39	13%		59	51	16%	287	248	16%
Singapore	454	677	(33)%	264	289	(9)%		309	357	(13)%	2,230	2,683	(17)%
Thailand	69	92	(25)%	88	74	19%		95	83	14%	422	392	8%
Vietnam	6	4	50%	82	61	34%		83	61	36%	343	247	39%
SE Asia Operations	1,551	1,710	(9)%	2,148	1,615	33%		2,304	1,786	29%	12,759	10,350	23%
inc. Hong Kong
China(6)	308	239	29%	111	81	37%		142	105	35%	739	550	34%
Korea	182	212	(14)%	123	92	34%		141	113	25%	780	609	28%
Taiwan	45	83	(46)%	127	116	9%		131	124	6%	442	462	(4)%
India(4)	34	28	21%	132	106	25%		135	109	24%	488	360	36%
Total Asia Insurance Operations	2,120	2,272	(7)%	2,641	2,010	31%		2,853	2,237	28%	15,208	12,331	23%

US Insurance Operations(1a)
Variable annuities	11,977	10,899	10%	-	-	N/A		1,198	1,090	10%	11,977	10,899	10%
Elite Access (variable annuity)	3,144	3,108	1%	-	-	N/A		314	311	1%	3,144	3,108	1%
Fixed annuities	477	527	(9)%	-	-	N/A		48	53	(9)%	477	527	(9)%
Fixed index annuities	458	370	24%	-	-	N/A		46	37	24%	458	370	24%
Wholesale	1,230	651	89%	-	-	N/A		123	65	89%	1,230	651	89%
Total US Insurance Operations	17,286	15,555	11%	-	-	N/A		1,729	1,556	11%	17,286	15,555	11%

UK & Europe Insurance Operations(11)
Individual annuities	565	1,065	(47)%	-	-	N/A		57	106	(46)%	565	1,065	(47)%
Bonds	3,327	2,934	13%	-	-	N/A		333	294	13%	3,328	2,937	13%
Corporate pensions	175	92	90%	135	138	(2%)		152	147	3%	600	592	1%
Individual pensions	1,185	508	133%	32	22	45%		150	72	108%	1,295	595	118%
Income drawdown	1,024	352	191%	-	-	N/A		102	35	191%	1,024	352	191%
Other products	679	20	3,295%	12	6	100%		80	9	789%	749	54	1,287%
Total Retail	6,955	4,971	40%	179	166	8%		874	663	32%	7,561	5,595	35%
Wholesale	1,508	1,710	(12)%	-	-	N/A		151	171	(12)%	1,508	1,710	(12)%
Total UK & Europe Insurance Operations	8,463	6,681	27%	179	166	8%		1,025	834	23%	9,069	7,305	24%
Group Total (11)	27,869	24,508	14%	2,820	2,176	30%		5,607	4,627	21%	41,563	35,191	18%

Schedule A(ii) – New Business Insurance Operations (Constant Exchange Rates)

Note:	In schedule A(ii) constant exchange rates have been used to calculate insurance new business for overseas operations for 2014.

	Single			Regular			Annual Equivalents(2)			PVNBP(2)
	2015	2014		2015	2014		2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	2,120	2,300	(8)%	2,641	2,037	30%	2,853	2,267	26%	15,208	12,502	22%
US(1a) (1b)	17,286	16,768	3%	-	-	N/A	1,729	1,677	3%	17,286	16,768	3%
UK(11)	8,463	6,681	27%	179	166	8%	1,025	834	23%	9,069	7,305	24%
Group Total (11)	27,869	25,749	8%	2,820	2,203	28%	5,607	4,778	17%	41,563	36,575	14%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	8	3	167%	8	3	167%	38	17	124%
Hong Kong	546	452	21%	1,158	651	78%	1,213	696	74%	7,007	4,164	68%
Indonesia	230	267	(14)%	303	340	(11)%	326	367	(11)%	1,224	1,545	(21)%
Malaysia	100	105	(5)%	201	170	18%	211	181	17%	1,208	1,158	4%
Philippines	146	127	15%	44	41	7%	59	54	9%	287	260	10%
Singapore	454	673	(33)%	264	287	(8)%	309	354	(13)%	2,230	2,664	(16)%
Thailand	69	94	(27)%	88	76	16%	95	85	12%	422	401	5%
Vietnam	6	4	50%	82	63	30%	83	63	32%	343	258	33%
SE Asia Operations	1,551	1,722	(10)%	2,148	1,631	32%	2,304	1,803	28%	12,759	10,467	22%
inc. Hong Kong
China(6)	308	252	22%	111	86	29%	142	111	28%	739	581	27%
Korea	182	213	(15)%	123	92	34%	141	113	25%	780	610	28%
Taiwan	45	85	(47)%	127	119	7%	131	128	2%	442	475	(7)%
India(4)	34	28	21%	132	109	21%	135	112	21%	488	369	32%
Total Asia Insurance Operations	2,120	2,300	(8)%	2,641	2,037	30%	2,853	2,267	26%	15,208	12,502	22%

US Insurance Operations(1a) (1b)
Variable annuities	11,977	11,749	2%	-	-	N/A	1,198	1,175	2%	11,977	11,749	2%
Elite Access (variable annuity)	3,144	3,351	(6)%	-	-	N/A	314	335	(6)%	3,144	3,351	(6)%
Fixed annuities	477	568	(16)%	-	-	N/A	48	57	(16)%	477	568	(16)%
Fixed index annuities	458	398	15%	-	-	N/A	46	40	15%	458	398	15%
Wholesale	1,230	702	75%	-	-	N/A	123	70	76%	1,230	702	75%
Total US Insurance Operations	17,286	16,768	3%	-	-	N/A	1,729	1,677	3%	17,286	16,768	3%

UK & Europe Insurance Operations(11)
Individual annuities	565	1,065	(47)%	-	-	N/A	57	106	(46)%	565	1,065	(47)%
Bonds	3,327	2,934	13%	-	-	N/A	333	294	13%	3,328	2,937	13%
Corporate pensions	175	92	90%	135	138	(2)%	152	147	3%	600	592	1%
Individual pensions	1,185	508	133%	32	22	45%	150	72	108%	1,295	595	118%
Income drawdown	1,024	352	191%	-	-	N/A	102	35	191%	1,024	352	191%
Other products	679	20	3,295%	12	6	100%	80	9	789%	749	54	1,287%
Total Retail	6,955	4,971	40%	179	166	8%	874	663	32%	7,561	5,595	35%
Wholesale	1,508	1,710	(12)%	-	-	N/A	151	171	(12)%	1,508	1,710	(12)%
Total UK & Europe Insurance Operations	8,463	6,681	27%	179	166	8%	1,025	834	23%	9,069	7,305	24%
Group Total (11)	27,869	25,749	8%	2,820	2,203	28%	5,607	4,778	17%	41,563	36,575	14%

Schedule A(iii) – Total Insurance New Business APE – By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	507	489	548	693	681	685	655	832
US(1a)	432	439	364	321	400	457	421	451
UK (11)	230	189	209	206	169	341	252	263
Group Total (11)	1,169	1,117	1,121	1,220	1,250	1,483	1,328	1,546

Asia Insurance Operations(1a)
Cambodia	-	1	1	1	2	1	3	2
Hong Kong	128	130	166	221	246	273	283	411
Indonesia	86	98	80	121	93	90	64	79
Malaysia	43	48	48	62	54	51	47	59
Philippines	11	11	13	16	14	15	15	15
Singapore	87	85	86	99	72	81	71	85
Thailand	25	17	18	23	28	20	21	26
Vietnam	11	12	16	22	13	21	21	28
SE Asia Operations inc. Hong Kong	391	402	428	565	522	552	525	705
China(6)	38	19	23	25	56	33	26	27
Korea	26	22	32	33	31	43	38	29
Taiwan	24	30	34	36	28	33	32	38
India(4)	28	16	31	34	44	24	34	33
Total Asia Insurance Operations	507	489	548	693	681	685	655	832

US Insurance Operations(1a)
Variable annuities	317	297	260	216	272	334	307	285
Elite Access (variable annuity)	69	80	80	82	74	92	81	67
Fixed annuities	12	15	14	12	11	12	12	13
Fixed index annuities	8	10	10	9	10	11	11	14
Wholesale	26	37	-	2	33	8	10	72
Total US Insurance Operations	432	439	364	321	400	457	421	451

UK & Europe Insurance Operations(11)
Individual annuities	36	27	23	20	14	14	15	14
Bonds	63	67	77	87	76	80	83	94
Corporate pensions	40	39	38	30	33	43	31	45
Individual pensions	12	15	21	24	27	35	38	50
Income drawdown	5	7	11	12	14	25	32	31
Other products	1	3	2	3	5	27	21	27
Total Retail	157	158	172	176	169	224	220	261
Wholesale	73	31	37	30	-	117	32	2
Total UK & Europe Insurance Operations	230	189	209	206	169	341	252	263
Group Total(11)	1,169	1,117	1,121	1,220	1,250	1,483	1,328	1,546

Schedule A(iv) – Total Insurance New Business APE – By Quarter (2014 at Constant Exchange Rates)

Note:
In schedule A(iv) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014. Discrete quarters in 2015 are presented on actual exchange rates.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	517	500	560	690	681	685	655	832
US(1b)	468	483	398	328	400	457	421	451
UK (11)	230	189	209	206	169	341	252	263
Group Total(11)	1,215	1,172	1,167	1,224	1,250	1,483	1,328	1,546

Asia Insurance Operations(1b)
Cambodia	-	1	1	1	2	1	3	2
Hong Kong	139	141	184	232	246	273	283	411
Indonesia	82	94	76	115	93	90	64	79
Malaysia	40	43	42	56	54	51	47	59
Philippines	11	13	13	17	14	15	15	15
Singapore	87	85	86	96	72	81	71	85
Thailand	26	18	18	23	28	20	21	26
Vietnam	11	14	16	22	13	21	21	28
SE Asia Operations inc. Hong Kong	396	409	436	562	522	552	525	705
China(6)	40	21	25	25	56	33	26	27
Korea	27	22	32	32	31	43	38	29
Taiwan	25	31	35	37	28	33	32	38
India(4)	29	17	32	34	44	24	34	33
Total Asia Insurance Operations	517	500	560	690	681	685	655	832

US Insurance Operations(1b)
Variable annuities	343	327	285	220	272	334	307	285
Elite Access (variable annuity)	75	88	87	85	74	92	81	67
Fixed annuities	13	16	15	13	11	12	12	13
Fixed index annuities	9	11	11	9	10	11	11	14
Wholesale	28	41	-	1	33	8	10	72
Total US Insurance Operations	468	483	398	328	400	457	421	451

UK & Europe Insurance Operations(11)
Individual annuities	36	27	23	20	14	14	15	14
Bonds	63	67	77	87	76	80	83	94
Corporate pensions	40	39	38	30	33	43	31	45
Individual pensions	12	15	21	24	27	35	38	50
Income drawdown	5	7	11	12	14	25	32	31
Other products	1	3	2	3	5	27	21	27
Total Retail	157	158	172	176	169	224	220	261
Wholesale	73	31	37	30	-	117	32	2
Total UK & Europe Insurance Operations	230	189	209	206	169	341	252	263
Group Total(11)	1,215	1,172	1,167	1,224	1,250	1,483	1,328	1,546

Schedule A(v) – Total Insurance New Business APE – By Quarter (2015 and 2014 at Constant Exchange Rates)

Note:
In schedule A(v) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015 ie the average exchange rate for the year ended 31 December 2015 is applied to each discrete quarter for 2014 and 2015.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	517	500	560	690	661	676	675	841
US(1c)	468	483	398	328	396	459	427	447
UK (11)	230	189	209	206	169	341	252	263
Group Total(11)	1,215	1,172	1,167	1,224	1,226	1,476	1,354	1,551

Asia Insurance Operations(1c)
Cambodia	-	1	1	1	2	1	3	2
Hong Kong	139	141	184	232	244	273	287	409
Indonesia	82	94	76	115	88	88	68	82
Malaysia	40	43	42	56	50	48	49	64
Philippines	11	13	13	17	13	15	16	15
Singapore	87	85	86	96	70	81	71	87
Thailand	26	18	18	23	26	20	23	26
Vietnam	11	14	16	22	13	20	22	28
SE Asia Operations inc. Hong Kong	396	409	436	562	506	546	539	713
China(6)	40	21	25	25	56	32	27	27
Korea	27	22	32	32	30	41	41	29
Taiwan	25	31	35	37	27	33	32	39
India(4)	29	17	32	34	42	24	36	33
Total Asia Insurance Operations	517	500	560	690	661	676	675	841

US Insurance Operations(1c)
Variable annuities	343	327	285	220	269	336	310	283
Elite Access (variable annuity)	75	88	87	85	73	92	83	66
Fixed annuities	13	16	15	13	11	12	12	13
Fixed index annuities	9	11	11	9	10	11	12	13
Wholesale	28	41	-	1	33	8	10	72
Total US Insurance Operations	468	483	398	328	396	459	427	447

UK & Europe Insurance Operations(11)
Individual annuities	36	27	23	20	14	14	15	14
Bonds	63	67	77	87	76	80	83	94
Corporate pensions	40	39	38	30	33	43	31	45
Individual pensions	12	15	21	24	27	35	38	50
Income drawdown	5	7	11	12	14	25	32	31
Other products	1	3	2	3	5	27	21	27
Total Retail	157	158	172	176	169	224	220	261
Wholesale	73	31	37	30	-	117	32	2
Total UK & Europe Insurance Operations	230	189	209	206	169	341	252	263
Group Total(11)	1,215	1,172	1,167	1,224	1,226	1,476	1,354	1,551

Schedule A(vi) – Investment Operations – By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	143,916	147,914	153,849	157,533	162,380	169,345	163,488	155,365
Net Flows:(8)	2,571	4,123	2,893	2,930	2,990	(804)	(2,314)	(909)
- Gross Inflows	12,146	14,045	12,847	13,670	17,512	14,566	11,839	10,553
- Redemptions	(9,575)	(9,922)	(9,954)	(10,740)	(14,522)	(15,370)	(14,153)	(11,462)
Other Movements	1,427	1,812	791	1,917	3,975	(5,053)	(5,809)	2,230
Total Group Investment Operations(10)	147,914	153,849	157,533	162,380	169,345	163,488	155,365	156,686

M&G
Retail
Opening FUM	67,202	68,981	71,941	73,012	74,289	75,673	69,158	63,464
Net Flows:	1,291	2,493	1,531	1,371	558	(3,976)	(3,939)	(3,501)
- Gross Inflows	7,305	7,468	6,801	7,414	8,592	5,672	3,760	3,076
- Redemptions	(6,014)	(4,975)	(5,270)	(6,043)	(8,034)	(9,648)	(7,699)	(6,577)
Other Movements	488	467	(460)	(94)	826	(2,539)	(1,755)	838
Closing FUM	68,981	71,941	73,012	74,289	75,673	69,158	63,464	60,801

Comprising amounts for:
UK	42,199	42,392	41,756	40,705	41,143	38,701	36,457	35,738
Europe (excluding UK)	25,244	27,927	29,622	31,815	32,675	28,726	25,388	23,524
South Africa	1,538	1,622	1,634	1,769	1,855	1,731	1,619	1,539
	68,981	71,941	73,012	74,289	75,673	69,158	63,464	60,801

Institutional(3)
Opening FUM	58,787	59,736	60,830	61,572	62,758	63,838	64,242	63,845
Net Flows:	152	275	138	(164)	122	921	1,243	1,564
- Gross Inflows	1,655	2,894	2,295	2,185	3,712	2,449	3,312	3,053
- Redemptions	(1,503)	(2,619)	(2,157)	(2,349)	(3,590)	(1,528)	(2,069)	(1,489)
Other Movements	797	819	604	1,350	958	(517)	(1,640)	195
Closing FUM	59,736	60,830	61,572	62,758	63,838	64,242	63,845	65,604

Total M&G Investment Operations	128,717	132,771	134,584	137,047	139,511	133,400	127,309	126,405

PPM South Africa FUM included in Total M&G	4,720	4,815	4,905	5,203	5,456	5,108	4,628	4,365

Eastspring - excluding MMF(8)
Third Party Retail(7)
Opening FUM	16,109	16,753	18,259	19,893	21,893	25,687	26,017	24,175
Net Flows:	540	1,063	1,127	1,640	2,133	2,102	225	391
- Gross Inflows	2,546	3,285	3,583	3,760	5,007	6,082	4,439	3,726
- Redemptions	(2,006)	(2,222)	(2,456)	(2,120)	(2,874)	(3,980)	(4,214)	(3,335)
Other Movements	104	443	507	360	1,661	(1,772)	(2,067)	975
Closing FUM(5)	16,753	18,259	19,893	21,893	25,687	26,017	24,175	25,541

Third Party Institutional Mandates
Opening FUM	1,818	2,444	2,819	3,056	3,440	4,147	4,071	3,881
Net Flows:	588	292	97	83	177	149	157	637
- Gross Inflows	640	398	168	311	201	363	328	698
- Redemptions	(52)	(106)	(71)	(228)	(24)	(214)	(171)	(61)
Other Movements	38	83	140	301	530	(225)	(347)	222
Closing FUM(5)	2,444	2,819	3,056	3,440	4,147	4,071	3,881	4,740

Total Eastspring Investment Operations	19,197	21,078	22,949	25,333	29,834	30,088	28,056	30,281

US
Curian - FUM(5) (9)	6,781	6,948	7,421	7,933	8,557	8,078	4,526	1,891

Schedule A(vii) – Total Insurance New Business Profit (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m

New Business Profit(1a)
Total Asia Insurance Operations	243	494	775	1,162	309	664	976	1,490
Total US Insurance Operations	195	376	530	694	153	371	557	809
Total UK & Europe Insurance Operations(11)	88	139	200	259	34	155	231	318
Group Total (11)	526	1,009	1,505	2,115	496	1,190	1,764	2,617

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	507	996	1,544	2,237	681	1,366	2,021	2,853
Total US Insurance Operations	432	871	1,235	1,556	400	857	1,278	1,729
Total UK & Europe Insurance Operations(11)	230	419	628	834	169	510	762	1,025
Group Total(11)	1,169	2,286	3,407	4,627	1,250	2,733	4,061	5,607

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	52%	45%	49%	48%	52%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%	44%	47%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%	30%	31%
Group Total	45%	44%	44%	46%	40%	44%	43%	47%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,690	5,378	8,408	12,331	3,643	7,340	10,847	15,208
Total US Insurance Operations	4,323	8,703	12,352	15,555	3,998	8,574	12,782	17,286
Total UK & Europe Insurance Operations(11)	2,024	3,644	5,459	7,305	1,450	4,524	6,815	9,069
Group Total(11)	9,037	17,725	26,219	35,191	9,091	20,438	30,444	41,563

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	9.0%	9.2%	9.2%	9.4%	8.5%	9.0%	9.0%	9.8%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%	4.4%	4.7%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%	3.4%	3.5%
Group Total	5.8%	5.7%	5.7%	6.0%	5.5%	5.8%	5.8%	6.3%

Schedule A(viii) – Total Insurance New Business Profit (2014 at Constant Exchange Rates)

Note:
In schedule A(viii) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014. The year-to-date amounts for 2015 are presented on actual exchange rates.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m

New Business Profit(1b)
Total Asia Insurance Operations	245	499	785	1,168	309	664	976	1,490
Total US Insurance Operations	211	411	579	748	153	371	557	809
Total UK & Europe Insurance Operations(11)	88	139	200	259	34	155	231	318
Group Total(11)	544	1,049	1,564	2,175	496	1,190	1,764	2,617

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	517	1,017	1,577	2,267	681	1,366	2,021	2,853
Total US Insurance Operations	468	951	1,349	1,677	400	857	1,278	1,729
Total UK & Europe Insurance Operations(11)	230	419	628	834	169	510	762	1,025
Group Total(11)	1,215	2,387	3,554	4,778	1,250	2,733	4,061	5,607

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	52%	45%	49%	48%	52%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%	44%	47%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%	30%	31%
Group Total	45%	44%	44%	46%	40%	44%	43%	47%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,740	5,493	8,587	12,502	3,643	7,340	10,847	15,208
Total US Insurance Operations	4,682	9,506	13,493	16,768	3,998	8,574	12,782	17,286
Total UK & Europe Insurance Operations(11)	2,024	3,644	5,459	7,305	1,450	4,524	6,815	9,069
Group Total(11)	9,446	18,643	27,539	36,575	9,091	20,438	30,444	41,563

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.9%	9.1%	9.1%	9.3%	8.5%	9.0%	9.0%	9.8%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%	4.4%	4.7%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%	3.4%	3.5%
Group Total	5.8%	5.6%	5.7%	5.9%	5.5%	5.8%	5.8%	6.3%

Schedule A(ix) – Total Insurance New Business Profit (2015 and 2014 at Constant Exchange Rates)

Note:	In schedule A(ix) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015, ie the average exchange rates for the year ended 31 December 2015 are applied to each period for 2014 and 2015.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

New Business Profit(1c)
Total Asia Insurance Operations	245	499	785	1,168	299	651	972	1,490
Total US Insurance Operations	211	411	579	748	152	370	558	809
Total UK & Europe Insurance Operations(11)	88	139	200	259	34	155	231	318
Group Total(11)	544	1,049	1,564	2,175	485	1,176	1,761	2,617

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	517	1,017	1,577	2,267	661	1,337	2,012	2,853
Total US Insurance Operations	468	951	1,349	1,677	396	855	1,282	1,729
Total UK & Europe Insurance Operations(11)	230	419	628	834	169	510	762	1,025
Group Total(11)	1,215	2,387	3,554	4,778	1,226	2,702	4,056	5,607

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	52%	45%	49%	48%	52%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%	44%	47%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%	30%	31%
Group Total	45%	44%	44%	46%	40%	44%	43%	47%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,740	5,493	8,587	12,502	3,539	7,190	10,799	15,208
Total US Insurance Operations	4,682	9,506	13,493	16,768	3,960	8,547	12,815	17,286
Total UK & Europe Insurance Operations(11)	2,024	3,644	5,459	7,305	1,450	4,524	6,815	9,069
Group Total(11)	9,446	18,643	27,539	36,575	8,949	20,261	30,429	41,563

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.9%	9.1%	9.1%	9.3%	8.4%	9.1%	9.0%	9.8%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%	4.4%	4.7%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%	3.4%	3.5%
Group Total	5.8%	5.6%	5.7%	5.9%	5.4%	5.8%	5.8%	6.3%

B Reconciliation of expected transfer of value of in-force business and required capital to free surplus

The tables below show how the value of in-force business (VIF) generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 3 per cent) of the Group’s embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group’s embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2015 results.

The impact of Solvency II which is effective from 1 January 2016 is not reflected in the analysis below in line with the guidance issued by the CFO Forum. The new regulatory regime will not impact the free surplus generation profile of our operations in Asia and the US as Solvency II does not act as the local constraint on the ability to distribute profits to the Group. For these businesses free surplus generation will continue to be driven by local regulatory and target capital requirements. For the UK insurance operations Solvency II will alter free surplus generation and an early estimate is provided in section D of the additional unaudited information.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2015, the tables also present the expected future free surplus to be generated from the investment made in new business during 2015 over the same 40-year period.

Expected transfer of value of in-force business (VIF) and required capital to free surplus

	2015 £m
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2015 long-term new business written*
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2016	1,015	1,120	486	2,621	148	276	28	452
2017	962	991	510	2,463	140	120	28	288
2018	926	951	506	2,383	150	131	29	310
2019	905	970	503	2,378	134	65	29	228
2020	871	1,018	499	2,388	139	106	33	278
2021	889	982	498	2,369	123	106	31	260
2022	887	921	489	2,297	128	88	29	245
2023	871	894	491	2,256	124	157	28	309
2024	844	755	478	2,077	118	140	29	287
2025	817	680	466	1,963	123	129	29	281
2026	800	606	454	1,860	105	110	26	241
2027	789	512	437	1,738	109	95	24	228
2028	766	447	424	1,637	102	85	24	211
2029	740	386	411	1,537	100	76	23	199
2030	724	328	398	1,450	108	69	22	199
2031	699	276	383	1,358	96	55	21	172
2032	681	272	373	1,326	94	48	20	162
2033	661	166	353	1,180	91	42	20	153
2034	648	130	331	1,109	89	35	20	144
2035	636	102	313	1,051	94	30	18	142
2036-2040	3,020	190	1,255	4,465	429	48	81	558
2041-2045	2,659	-	1,081	3,740	396	-	104	500
2046-2050	2,342	-	470	2,812	368	-	43	411
2051-2055	2,056	-	261	2,317	350	-	26	376
Total free surplus expected to
emerge in the next 40 years	26,208	12,697	11,870	50,775	3,858	2,011	765	6,634
*
The analysis excludes amounts incorporated into VIF at 31 December 2015 where there is no definitive timeframe for when the payments will be made or receipts received. In particular it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2055.

The above amounts can be reconciled to the new business amounts as follows:

	2015 £m
	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2016 to 2055	3,858	2,011	765	6,634
Less: discount effect	(2,138)	(725)	(392)	(3,255)
Discounted expected free surplus generation for years 2016 to 2055	1,720	1,286	373	3,379
Discounted expected free surplus generation for years 2055+	153	-	2	155
Less: Free surplus investment in new businessnote 8	(413)	(267)	(65)	(745)
Other items**	30	(210)	8	(172)
Post-tax EEV new business profitnote 3	1,490	809	318	2,617
**
Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2015 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2014 as follows:

Group	2015	2016	2017	2018	2019	2020	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2014 expected free surplus generation for years 2015 - 2054	2,513	2,336	2,228	2,141	2,179	2,079	33,666	47,142
Less: Amounts expected to be realised in the current year	(2,513)							(2,513)
Add: Expected free surplus to be generated in year 2055*							355	355
Foreign exchange differences		29	28	27	31	27	(165)	(23)
New business		452	288	310	228	278	5,078	6,634
Operating movements		5	35	25	50	29	(392)	(820)
Non-operating and other movements		(201)	(116)	(120)	(110)	(25)
2015 expected free surplus generation for years 2016 - 2055	-	2,621	2,463	2,383	2,378	2,388	38,542	50,775

Asia	2015	2016	2017	2018	2019	2020	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2014 expected free surplus generation for years 2015 - 2054	953	920	883	846	819	796	19,360	24,577
Less: Amounts expected to be realised in the current year	(953)						-	(953)
Add: Expected free surplus to be generated in year 2055*							315	315
Foreign exchange differences		(23)	(22)	(19)	(19)	(20)	(466)	(569)
New business		148	140	150	134	139	3,147	3,858
Operating movements		3	-	(20)	6	(15)	(827)	(1,020)
Non-operating and other movements		(33)	(39)	(31)	(35)	(29)
2015 expected free surplus generation for years 2016 - 2055	-	1,015	962	926	905	871	21,529	26,208

US	2015	2016	2017	2018	2019	2020	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2014 expected free surplus generation for years 2015 - 2054	1,054	902	844	792	866	801	5,271	10,530
Less: Amounts expected to be realised in the current year	(1,054)							(1,054)
Add: Expected free surplus to be generated in year 2055*
Foreign exchange differences		52	50	46	50	47	301	546
New business		276	120	131	65	106	1,313	2,011
Operating movements		4	22	30	35	40	762	664
Non-operating and other movements		(114)	(45)	(48)	(46)	24
2015 expected free surplus generation for years 2016 - 2055	-	1,120	991	951	970	1,018	7,647	12,697

UK	2015	2016	2017	2018	2019	2020	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2014 expected free surplus generation for years 2015 - 2054	506	514	501	503	494	482	9,035	12,035
Less: Amounts expected to be realised in the current year	(506)							(506)
Add: Expected free surplus to be generated in year 2055*							40	40
New business		28	28	29	29	33	618	765
Operating movements		(2)	13	15	9	4	(327)	(464)
Non-operating and other movements		(54)	(32)	(41)	(29)	(20)
2015 expected free surplus generation for years 2016 - 2055	-	486	510	506	503	499	9,366	11,870
*	Excluding 2015 new business.

At 31 December 2015 the total free surplus expected to be generated over the next five years (2016 to 2020 inclusive), using the same assumptions and methodology as those underpinning our 2015 embedded value reporting was £12.2 billion, an increase of £1.2 billion from the £11.0 billion expected over the same period at the end of 2014.

This increase primarily reflects the new business written in 2015, which is expected to generate £1,556 million of free surplus over the next five years.

At 31 December 2015 the total free surplus expected to be generated on an undiscounted basis in the next 40 years is £50.8 billion, up from the £47.1 billion expected at the end of 2014 reflecting the effect of new business written across all three business operations of £6.6 billion and a positive foreign exchange translation effect of £0.4 billion. These positive effects have been offset by a £(0.8) billion adverse effect reflecting operating, market assumption changes and other items. In Asia, these principally reflect the impact of falls in equity market returns and bond values. In the US these mainly reflect higher future separate account growth due to the increase in interest rates, together with improved persistency. Offsetting these positive impacts is the negative effect of lower than expected separate account growth in the year due to broadly flat equity market returns in 2015. In the UK, these mainly arise from the effect of longevity reinsurance transactions entered into during the year and the effect of a partial hedge to protect future shareholder with-profits transfers from declines in UK equity markets. The longevity reinsurance transactions executed this year had the effect of accelerating the generation of future free surplus into 2015. The overall growth in the Group’s undiscounted value of free surplus reflects our ability to write both growing and profitable new business.

Actual underlying free surplus generated in 2015 from life business in-force at the end of 2015 was £3.3 billion including £0.6 billion of changes in operating assumptions and experience variances. This compares with the expected 2015 realisation at the end of 2014 of £2.5 billion. This can be analysed further as follows:

	Asia		US		UK		Total
	£m		£m		£m		£m
Transfer to free surplus in 2015	974		1,064		573		2,611
Expected return on free assets	30		42		47		119
Changes in operating assumptions and experience variances	(19)		320		258		559
Underlying free surplus generated from in-force life business in 2015	985		1,426		878		3,289

2015 free surplus expected to be generated at 31 December 2014	953		1,054		506		2,513

The equivalent discounted amounts of the undiscounted expected transfers from in-force business and required capital into free surplus shown previously are as follows:

	2015 £m
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2015 new business written
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2016	969	1,081	457	2,507	141	267	28	436
2017	851	902	452	2,205	122	110	25	257
2018	766	817	424	2,007	122	112	24	258
2019	701	785	395	1,881	103	52	24	179
2020	629	776	369	1,774	101	79	25	205
2021	597	706	347	1,650	84	76	22	182
2022	558	625	320	1,503	83	58	20	161
2023	512	574	302	1,388	75	97	18	190
2024	464	459	276	1,199	68	81	18	167
2025	421	388	253	1,062	66	71	17	154
2026	388	330	232	950	52	56	14	122
2027	362	261	209	832	51	45	13	109
2028	333	216	190	739	45	38	12	95
2029	304	177	174	655	42	32	11	85
2030	282	145	157	584	43	27	10	80
2031	258	118	142	518	37	20	9	66
2032	239	113	129	481	34	16	8	58
2033	220	62	115	397	32	13	7	52
2034	206	49	101	356	30	11	7	48
2035	192	41	89	322	31	9	6	46
2036-2040	807	115	289	1,211	126	16	23	165
2041-2045	565	-	183	748	97	-	22	119
2046-2050	403	-	51	454	76	-	7	83
2051-2055	280	-	21	301	59	-	3	62
Total discounted free surplus expected to emerge in the next 40 years	11,307	8,740	5,677	25,724	1,720	1,286	373	3,379

The above amounts can be reconciled to the Group’s financial statements as follows:
2015 £m
Discounted expected generation from all in-force business for years 2016-2055	25,724
Discounted expected generation from all in-force business for years after 2055	563
Discounted expected generation from all in-force business at 31 December 2015note 11	26,287
Add: Free surplus of life operations held at 31 December 2015notes 8,10	5,642
Less: Time value of guaranteesnote 11	(1,100)
Other non-modelled itemsnote 11	1,948
Total EEV for life operationsnote 10	32,777

C Foreign currency source of key metrics

The tables below show the Group’s key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS 2015 results

	Underlying free surplus generated	Pre-tax operating profit	Shareholders' funds
	%	%	%
	note (2)	notes (2),(3),(4)	notes (2),(3),(4)
US$ linked(1)	11	16	14
Other Asia currencies	11	17	19
Total Asia	22	33	33
UK sterling(3),(4)	40	25	46
US$ (4)	38	42	21
Total	100	100	100

EEV 2015 results
	Post-tax new business profits	Post-tax operating profit	Shareholders' funds
	%	%	%
		notes (2),(3),(4)	notes (2),(3),(4)
US$ linked(1)	44	38	30
Other Asia currencies	13	12	14
Total Asia	57	50	44
UK sterling(3),(4)	12	13	32
US$(4)	31	37	24
Total	100	100	100

Notes
(1)
US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.

(2)	Includes long-term, asset management business and other businesses.
(3)	For operating profit and shareholders’ funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
(4)
For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

D Effect of Solvency II on EEV basis results on 1 January 2016

(i)	Group summary

The Solvency II framework is effective from 1 January 2016. For our operations in Asia and the US there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute profits to the Group. The embedded value and profile of free surplus generation for these businesses will continue to be driven by local regulatory and target capital requirements. For the UK insurance operations Solvency II will impact the EEV results as it changes the local regulatory valuation of net worth and capital requirements, affecting the components of the EEV and the expected profile of free surplus generation. In line with guidance provided by the CFO Forum in October 2015, the impact of Solvency II on the UK EEV has not been included in the main supplementary reporting. An early estimate on the likely impact of Solvency II on the EEV net worth and value of in-force business, together with the impact on free surplus generation is provided in this section of the additional unaudited information.

The impact of Solvency II on the EEV net worth and value of in-force business reported on 1 January 2016 are shown below:

Adjustment to shareholders' equity at 1 January 2016

Long-term insurance operations	Total EEV £m
As reported at 31 December 2015note 10	32,777
Opening adjustment at 1 January 2016
Solvency II impact on net worth	3,108
Solvency II impact on net VIF	(3,412)
Total opening adjustments at 1 January 2016note	(304)
Long-term insurance operations as at 1 January 2016	32,473

Note
The Solvency II framework requires technical provisions to be valued on a best estimate basis and capital requirements to be risk-based. It also requires the establishment of a risk margin (which for business in-force at 31 December 2015 can be broadly offset by transitional measures). As a result of applying this framework the EEV net worth increased by £3,108 million following the release of the prudent regulatory margins previously included under Solvency I, and also from the recognition within net worth of a portion of future shareholder transfers expected from the with-profits fund. The higher net worth is mirrored by increases in required capital reflecting the higher solvency capital requirements of the new regime.

The net value of in-force business (VIF) is correspondingly impacted as follows:
•	the release of prudent regulatory margins and recognition of a portion of future shareholders transfers within Net Worth leads to a corresponding reduction in VIF;
•	the run-off of the risk margin, net of transitional measures, is now captured in VIF;
•	the cost of capital deducted from gross VIF increases as a result of higher Solvency II capital requirements;

The overall impact of these changes is to reduce the value of in-force by £3,412 million. The overall impact on the Group’s EEV of the above changes is a reduction of £304 million.

(ii) Expected transfer of value of in-force business and required capital to free surplus

The tables below show how the UK value of in-force business and the associated required capital is expected to emerge into free surplus over the next 40 years. A comparison is shown between the current Solvency I and Solvency II regimes. A small amount (less than 3 per cent) of the Group’s embedded value emerges after this date. The modelled cashflows use the methodology underpinning the Group’s embedded value reporting, updated under Solvency II.

(a) Undiscounted expected generation from all in-force business at 31 December 2015 is as follows:

Expected period of emergence	Undiscounted expected generation 2015 £m
	UK insurance operations			Group Total
	As reported	Solvency II basis	Difference	As reported	Solvency II basis	Difference
2016	486	527	41	2,621	2,662	41
2017	510	560	50	2,463	2,513	50
2018	506	549	43	2,383	2,426	43
2019	503	542	39	2,378	2,417	39
2020	499	535	36	2,388	2,424	36
2021	498	539	41	2,369	2,410	41
2022	489	531	42	2,297	2,339	42
2023	491	526	35	2,256	2,291	35
2024	478	513	35	2,077	2,112	35
2025	466	504	38	1,963	2,001	38
2026	454	493	39	1,860	1,899	39
2027	437	475	38	1,738	1,776	38
2028	424	462	38	1,637	1,675	38
2029	411	447	36	1,537	1,573	36
2030	398	429	31	1,450	1,481	31
2031	383	410	27	1,358	1,385	27
2032	373	505	132	1,326	1,458	132
2033	353	479	126	1,180	1,306	126
2034	331	446	115	1,109	1,224	115
2035	313	416	103	1,051	1,154	103
2036-2040	1,255	1,614	359	4,465	4,824	359
2041-2045	1,081	1,228	147	3,740	3,887	147
2046-2050	470	539	69	2,812	2,881	69
2051-2055	261	292	31	2,317	2,348	31
Total free surplus expected to
emerge in the next 40 years	11,870	13,561	1,691	50,775	52,466	1,691

(b) The equivalent discounted amounts of the undiscounted totals shown above are as follows:

Expected period of emergence	Discounted expected generation 2015 £m
	UK insurance operations			Group Total
	As reported	Solvency II basis	Difference	As reported	Solvency II basis	Difference
2016	457	513	56	2,507	2,563	56
2017	452	524	72	2,205	2,277	72
2018	424	491	67	2,007	2,074	67
2019	395	462	67	1,881	1,948	67
2020	369	433	64	1,774	1,838	64
2021	347	412	65	1,650	1,715	65
2022	320	384	64	1,503	1,567	64
2023	302	359	57	1,388	1,445	57
2024	276	331	55	1,199	1,254	55
2025	253	306	53	1,062	1,115	53
2026	232	282	50	950	1,000	50
2027	209	257	48	832	880	48
2028	190	235	45	739	784	45
2029	174	215	41	655	696	41
2030	157	195	38	584	622	38
2031	142	176	34	518	552	34
2032	129	208	79	481	560	79
2033	115	186	71	397	468	71
2034	101	166	65	356	421	65
2035	89	146	57	322	379	57
2036-2040	289	501	212	1,211	1,423	212
2041-2045	183	279	96	748	844	96
2046-2050	51	116	65	454	519	65
2051-2055	21	52	31	301	332	31
Total free surplus expected to
emerge in the next 40 years	5,677	7,229	1,552	25,724	27,276	1,552

(c) The above amounts can be reconciled to the Group’s financial statements as follows:

Reconciliation of discounted expected free surplus generation to EEV
	As reported £m	Solvency II basis £m	Impact £m
Discounted expected generation from all in-force business for years 2016-2055	25,724	27,276	1,552
Discounted expected generation from all in-force business for years after 2055	563	578	15
Discounted expected generation from all in-force business at 31 December 2015	26,287	27,854	1,567
Add: Free surplus of life operations held at 31 December 2015	5,642	3,958	(1,684)
Less: Time value of guarantees	(1,100)	(1,100)	-
Other non-modelled items	1,948	1,761	(187)
Total EEV for insurance operations	32,777	32,473	(304)

Representing:
Asia	13,643	13,643	-
US	9,487	9,487	-
UK	9,647	9,343	(304)
Total EEV for insurance operations	32,777	32,473	(304)

to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
CFO